                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                           (Amendment No.    1   ) *
                                          -------

                      EASTERN ENVIRONMENTAL SERVICES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   276369105
                      ---------------------------------
                                (CUSIP Number)

             Robert M. Kramer, Esq.,1150 First Avenue, Suite 900,
                   King of Prussia, PA 19406, (610) 992-4712
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               January 31, 1997
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------                          ---------------------------
CUSIP No.    276369105                                Page  2  of     Pages
           -------------                                   ---    ---
--------------------------                          ---------------------------
--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        ENVIRONMENTAL OPPTUNITIES FUND, L.P.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [X]
                                                                         (b) [_]


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

                        WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        [_]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

                        UNITED STATES
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER

  NUMBER OF                                          889,697
   SHARES               --------------------------------------------------------
BENEFICIALLY                 8     SHARED VOTING POWER
  OWNED BY
    EACH                                             1,111,101
 REPORTING              --------------------------------------------------------
   PERSON                    9     SOLE DISPOSITIVE POWER
    WITH
                                                     889,697
                        --------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        2,000,798
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [_]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        16.6%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

                        PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

------------------------------                            ----------------------
CUSIP No.     276369105                                      Page 3 of     Pages
           ---------------                                       ---  -----
------------------------------                            ----------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 ENVIRONMENTAL OPPORTUNITIES FUND (CAYMAN), L.P.

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [X]
                                                                         (b) [_]


--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

                                      WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                                     [_]



--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                      CAYMAN ISLANDS
--------------------------------------------------------------------------------
     NUMBER OF               7     SOLE VOTING POWER

      SHARES                                                  110,303
                           -----------------------------------------------------
    BENEFICIALLY             8     SHARED VOTING POWER

      OWNED BY                                                1,111,101
                           -----------------------------------------------------
       EACH                  9     SOLE DISPOSITIVE POWER

     REPORTING                                                110,303
                           -----------------------------------------------------
      PERSON                10     SHARED DISPOSITIVE POWER

       WITH
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      1,221,404
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*                                                                   [_]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      10.1%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

                                      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
----------------------------                         ---------------------------
CUSIP No.    276369105                                  Page  4   of ____ Pages
           -------------                                     ----
----------------------------                         ---------------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                      KENNETH C. LEUNG
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

                                      N/A
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

                                      UNITED STATES
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
      NUMBER OF
                                                        50,000
       SHARES                ---------------------------------------------------
                             8     SHARED VOTING POWER
     BENEFICIALLY
                                                     2,111,101
      OWNED BY               ---------------------------------------------------
                             9     SOLE DISPOSITIVE POWER
        EACH
                                                        50,000
      REPORTING              ---------------------------------------------------
                             10    SHARED DISPOSITIVE POWER
       PERSON
                                                     1,000,000
        WITH
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      2,161,101
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*                                                                   [_]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      17.8%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

                                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

This item is unchanged from the Schedule 13D filed by the Reporting Persons on July 1, 1996.

Item 2.  Identity and Background.

This item is unchanged from the Schedule 13D filed by the Reporting Persons on July 1, 1996.

Item 3.  Source and Amount of Funds or Other Consideration.

The increased number of shares beneficially owned results, in part, from purchases described in Item 5, infra, which were completed using the working capital of Environmental Opportunities Fund, L.P., and the working capital of Environmental Opportunities Fund (Cayman), L.P. No borrowed funds were used to acquire the securities reported hereon.

Item 4.  Purpose of Transaction.

This item is unchanged from the Schedule 13D filed by the Reporting Persons on July 1, 1996, except that all agreements described therein under which the Reporting Persons, Mr Louis D. Paolino, Jr., and Mr. George Moorehead held the right to purchase shares of the Issuer have been consummated, and the resulting number of shares owned by the Reporting Persons is as set forth in Item 5, infra.

Item 5.  Interest in Securities of the Issuer.

(a) Based upon the number of outstanding shares of common stock of Eastern Environmental Services, Inc., as reported by the issuer to be 12,058,326:
     (i) the 2,161,101 shares that may be considered to be beneficially owned by Mr. Leung would represent 17.8% of the common stock that would be outstanding after the exercise of the options described in subparagraph
     (c), infra; (ii) the 2,000,798 shares that may be considered to be beneficially owned by Environmental Opportunities Fund, L.P., would represent 16.6% of the outstanding common stock; and (iii) the 1,221,404 shares that may be considered to be beneficially owned by Environmental Opportunities Fund (Cayman), L.P., would represent 10.1% of the outstanding common stock. The Reporting Persons continue to disclaim beneficial ownership of 1,111,101 shares owned by William Skuba, as to which Environmental Opportunities Fund, L.P., Louis Paolino, Jr., and George Moorehead possess an irrevocable proxy as to voting, as described more fully in the Schedule 13D filed by the Reporting Persons on July 1, 1996.

(b) Environmental Opportunities Fund, L.P., presently has the sole power to vote and dispose of 889,697 shares of common stock. Environmental Opportunities Fund (Cayman), L.P., presently has the sole power to vote and dispose of 110,303 shares of common stock. Mr. Leung is considered to have sole power to vote and dispose of 50,000 shares subject to a purchase option described in subparagraph (c), infra, and, as managing director of Environmental Opportunities Fund, L.P., and Environmental Opportunities Fund (Cayman), L.P., may be considered to have dispositive power over shares held by them. Mr. Leung, Environmental Opportunities Fund, L.P., and Environmental Opportunities Fund (Cayman), L.P., may be considered to have shared power to vote 1,111,101 shares subject to proxy, as described in subparagraph (a), supra.

(c) In addition to the transactions reported on in the Schedule 13D filed by the Reporting Persons on July 1, 1996, the Reporting Persons herein report the following transactions:

     Pursuant to a private offering of common stock via private placement memorandum dated July 17, 1996, Environmental Opportunities Fund, L.P., purchased 667,275 shares of common stock, and Environmental Opportunities Fund (Cayman), L.P., purchased 82,725 shares of common stock, all at $4.00 per share, that were delivered on or about September 3, 1996.

     Pursuant to a grant by the compensation committee of the board of directors of Eastern Environmental Services, Inc., on October 1, 1996, Mr. Leung was given options to purchase shares of common stock at $6.63 per share, of which 50,000 are purchasable on and after October 1, 1996.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This item is unchanged from the Schedule 13D filed by the Reporting Persons on July 1, 1996, except that the put agreement with William Skuba described therein at Item 6, subparagraph (a) has been cancelled, and the four stock purchase agreements described therein at Item 6, subparagraph (b) have been consummated in accordance with their terms.

Item 7.  Material to be Filed as Exhibits.

This item is unchanged from the Schedule 13D filed by the Reporting Persons on July 1, 1996.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       2/14/97                   /s/Kenneth C. Leung
-------------------------        --------------------------------
        Date                     Kenneth C. Leung, Individually

                                 Environmental Opportunities Fund, L.P.

       2/14/97                   By:   /s/Kenneth C. Leung
-------------------------           -----------------------------
        Date                     Kenneth C. Leung, Managing Director

                                 Environmental Opportunities Fund (Cayman), L.P.

       2/14/97                   By:   /s/Kenneth C. Leung
-------------------------           -----------------------------------
        Date                     Kenneth C. Leung, Managing Director